UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC File Number: 0-22810

                                                        CUSIP Number: 554335208

(Check one:)

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

     For Period Ended: December 31, 2005

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the transition period ended: Not applicable
                                      --------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
                                                        --------------

PART I - REGISTRANT INFORMATION

                        Mace Security International, Inc.
                        ---------------------------------
                             Full Name of Registrant

                                 Not applicable
                                 --------------
                            Former Name if Applicable

                         1000 Crawford Place, Suite 400
           -----------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                          Mt. Laurel, New Jersey 08054
                          ----------------------------
                            City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

     As recently disclosed on a Current Report on Form 8-K, on March 13, 2006, the Registrant learned that it was involved in a federal criminal immigration investigation relating to the alleged hiring of illegal aliens. In connection with the investigation, federal authorities searched the Registrant's headquarters and four of its forty-eight car washes. The Registrant's Audit Committee has retained independent outside counsel to conduct an independent investigation, under the supervision of the Audit Committee, of the Registrant's hiring practices at the Registrant's car washes and other related matters. It is anticipated that the independent investigator will provide a preliminary report to the Audit Committee on or before April 12, 2006. The Registrant is unable to complete the consolidated financial statements for the fiscal year ended December 31, 2005 until the issuance of the report of the independent investigator. The Registrant expects to file its Annual Report on Form 10-K for the year ended December 31, 2005 on or before April 17, 2006.

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


PART IV - OTHER INFORMATION

     (l) Name and telephone number of person to contact in regard to this notification

         Robert Kramer                                     856-778-2300
         -------------                           -------------------------------
            (Name)                                (Area code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X]  Yes    [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ ]  Yes    [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Mace Security International, Inc.
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2006                                 By: /s/ Gregory M. Krzemien
     ----------------                                   ------------------------
                                                             Gregory M. Krzemien


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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